Exhibit 99.1

FOR IMMEDIATE RELEASE:

St. John’s, NL (September 30, 2016):

Fortis Inc. Announces Pricing of US$2.0 Billion Notes Offering

Fortis Inc. (TSX:FTS) (“Fortis” or the “Corporation”) announced today that it has priced its previously announced US$2.0 billion notes offering. The Corporation priced US$500 million of notes due 2021 at 2.100% and US$1.5 billion of notes due 2026 at 3.055%. The offering is expected to close on October 4, 2016.

Fortis intends to use the net proceeds from the notes offering to finance a portion of the cash consideration for the previously announced acquisition of ITC Holdings Corp.

The notes will only be offered to qualified institutional buyers in the United States pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside the United States pursuant to Regulation S under the Securities Act. The notes will not be registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration. The notes will not be offered or sold in Canada.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any security and does not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion as of June 30, 2016 and revenue of CAD$6.7 billion for fiscal year 2015. As of June 30, 2016, the Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis’ shares are listed on the TSX and trade under the symbol FTS.

Fortis includes forward-looking statements in this press release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this press release reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects, and opportunities. Wherever possible, words such as “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,”

“intends,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “target,” “will,” “would” and the negative of these terms and other similar terminology or expressions have been used to identify forward-looking statements, which include, without limitation, the use of the net proceeds from the notes offering.

Forward-looking statements involve significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to failure to complete the notes offering, failure to complete the acquisition of ITC and the timing thereof and the risk that conditions to the acquisition may not be satisfied. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on these forward-looking statements. Fortis disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, whether as a result of new information, future events or otherwise.

Fortis Inc.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323